From: Heather Carter <heathercarter@rogers.com>
Date: Sun, 25 Mar 2012 20:27:24 -0400
To: maoakley@comcast.net

This letter will act as my resignation as a Director of Double Crown Resources effective immediately.

I had a conversation with Gerry Drew on Sunday, March 25th, regarding my protection from additional lawsuits originating from litigation that is currently outstanding between Double Crown Resources and Don Rutledge, S. Jackson and Falco Company.

My compensation is being managed by Gerry Drew.

I remain yours respectfully,

J. Paul Murphy.